Exhibit 99.1

Foresight Signs MOU with South Korean Tier One Supplier KONEC for Cooperation in ADAS and Autonomous Driving Solutions

KONEC Co. Ltd. offers various automotive solutions for global customers including Hyundai, Tesla and Magna

Ness Ziona, Israel - June 13, 2023 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today its entry into the growing South Korean automotive market by signing a memorandum of understanding (MOU) for cooperation with KONEC Co. Ltd. (“KONEC”), a leading Tier One automotive supplier.

The two companies signed the MOU in order to collaborate on developing advanced driver assistance systems (ADAS) and autonomous driving solutions, expanding KONEC’s product offering to global customers including Hyundai, Tesla and Magna. The collaboration was facilitated by KIM Venturous.

Additionally, Foresight showcased its 3D perception solutions at NextRise 2023, Seoul, the largest startup fair in South Korea. Foresight was part of the Israel-South Korea delegation, led by the Israeli Minister of Foreign Affairs and the South Korean Minister of Trade, Industry and Energy, respectively. The Company’s cutting-edge solutions generated great interest from South Korean companies who were part of the delegation.

“I was impressed with Foresight’s multi-spectral vision software solutions introduced for autonomous driving and accident prevention technology,” said Kwang Pyo Lee, vice president of KONEC. “As the automotive paradigm shifts, mobility is becoming defined by software-driven electronic devices. Cooperation with Foresight represents a collaboration between Korean hardware technology and Israeli software technology, and we are looking forward to creating value for the future of mobility,” Mr. Lee concluded.

“We are thrilled by the positive response our technology received in South Korea,” said Haim Siboni, CEO of Foresight. “Cooperating with KONEC and entering the South Korean automotive market are significant milestones for Foresight, and we look forward to establishing long-lasting partnerships and contributing to the advancement of automotive vision systems in South Korea.”

About KONEC

KONEC is a technology company that manufactures automobile parts for eco-friendly vehicles using a high-pressure die-casting process. KONEC has established a batch production system for lightweight metal raw materials, molds, castings, processing, and assembly through cooperation among its group affiliates. Major customers include Tesla, Hyundai Motor, and Kia. In addition to the existing business scope of lightweight metal body, chassis, and body parts, KONEC is venturing into new industries in line with the electrification of mobility and software advancements. KONEC has entered the field of information processing technology using cameras, such as developing a license plate recognition system through collaboration with companies that have commercialized semiconductor SoCs and modules for IoT wireless communication.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its collaboration with KONEC, including the development of ADAS and autonomous driving solutions, the potential advantages and benefits of its software solutions, creating value for future mobility, and its intention to establish long-lasting partnerships and contribute to the advancement of automotive vision systems in South Korea. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654